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                            HARBOR ACQUISITION CORPORATION
                                  ONE BOSTON PLACE
                                      SUITE 3630
                                  BOSTON, MA 02108

April 24, 2006

VIA EDGAR AND FACSIMILE 202-772-9206

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    John Reynolds
         Assistant Director
         Division of Corporation Finance

Re:      Harbor Acquisition Corporation
         Registration Statement on Form S-1
         Registration Statement No. 333-126300 - Acceleration Request
         ------------------------------------------------------------

Dear Mr. Reynolds:

     Enclosed for filing pursuant to Rule 461 under the Securities Act, as amended, is the Company's request that the captioned Registration Statement be declared effective at 5:00 p.m. on Tuesday, April 25, 2006, or as soon as thereafter is practicable. In connection therewith, the Company also requests that Form 8-A/12B (No. 001-32688) also be declared effective at 5:00 p.m. on Tuesday, April 25, 2006, or as soon as thereafter is practicable. Included with this letter is a letter from the underwriters (a) joining in the request for acceleration and (b) setting forth the number and distribution of prospectuses distributed through April 21, 2006.

     We acknowledge that:

     - should the Commission or staff declare the Registration Statement and Form 8-A/12B effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff in declaring the Registration Statement and the Form 8-A/12B effective take does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement and the Form 8-A/12B; and

     - the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
April 24, 2006
Page 2

Please contact the undersigned or William F. Griffin, Jr. (617) 367-2500 with any questions concerning this filing.


Very truly yours,

HARBOR ACQUISITION CORPORATION

By: /s/ Robert J. Hanks
    ----------------------------
    Robert J. Hanks, CEO

ADM:ran
Enclosures

cc:    John Carson
       Mr. David A. Dullum
       Elizabeth Hughes, Esquire
       William F. Griffin, Jr., Esquire
       Andrew D. Myers, Esquire

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